
April 18, 2024

Mark McFarland
Chief Executive Officer
Talen Energy Corporation
2929 Allen Pkwy, Suite 2200
Houston, TX 77019

      Re: Talen Energy Corporation
          Amendment No. 4 to Draft Registration Statement on Form S-1
          Submitted April 4, 2024
          CIK No. 0001622536

Dear Mark McFarland:

      We have reviewed your amended draft registration statement and have the following comments.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1
Recent Developments - Cumulus Data Campus Sale, page 8

1.   We note you disclosed herein, and in MD&A on page 49, that on March 1, 2024, you completed disposition of certain assets of Cumulus Data, which included your zero-carbon data campus currently being developed adjacent to your Susquehanna nuclear power facility, to Amazon Web Services, Inc. (AWS) for gross proceeds of $650 million, $300 million of which is to be held in escrow until the achievement of development milestones that are expected to be achieved in 2024.

You further disclosed that in connection with the data campus sale, you entered into a power purchase agreement (PPA) with AWS, pursuant to which you will supply carbon-free power from your Susquehanna facility to the data campus, including fixed-price power commitments over several years.

Please expand your disclosures to describe the development milestones, the probability of achieving them in 2024, and the consequences if none or not all of them are achieved in 2024. Additionally, discuss other salient terms of the PPA, including the PPA contractual duration, delivery volumes and values by year and in total to the extent known or reasonably estimable, clarifying any minimum firm commitments, options, contingencies, limitations or uncertainties associated with the PPA.

<u>Management, page 96</u>

2.   Please revise your filing to disclose the period during which Mr. Berryman has served as senior vice president and Chief Nuclear Officer. Refer to Item 401(b) of Regulation S-K.

    Please contact Yolanda Guobadia at 202-551-3562 or Lily Dang at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony Sanderson